UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Conclusion of the US $ 3 billion offering in Global Notes

Rio de Janeiro, March 19, 2019 – Petróleo Brasileiro S.A.—Petrobras announces that today it concluded the offering of securities in the international capital market (Global Notes) in the amount of US$ 3 billion, with US$ 750 million from the reopening of the 2029 notes and US$ 2,25 billion from the issuance of the 2049 new notes, by means of its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). Pricing of the notes occurred on March 12, 2019, as disclosed to the market.

The terms are as follows:

	2029 Global Notes		2049 Global Notes
Amount	US$	750 million	US$	2.25 billion
Coupon		5.750%		6.90%
Issue Price		98.515%		100%
Yield to Investors		5.950%		6.90%
Maturity		02/01/2029		03/19/2049
Interest Payment Dates		February 1 and August 1of each year		March 19 and September 19
Ratings		Ba2 (Moody’s) / BB- (S&P) / BB- (Fitch)

The issuance was three times oversubscribed, with 467 orders from 305 investors from the United States, Europe and Latin America, which allowed the 30-year security to be priced at the lowest yield for this tenor since 2013.

PGF will use the net proceeds from the sale of the notes to fund the tender offers, announced on 03/12/2019.

The transaction is in line with Petrobras’ Resilience Plan and the company’s liability management strategy to improve the amortization profile and cost of debt, taking into account its deleveraging target set forth in its 2019-2023 Business and Management Plan.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer